Report of Management on Chevy Chase Bank, F.S.B.'s Internal
Control Over the Preparation of Monthly Servicer's Certificates
Relative to the Servicing of Automobile Loan Receivables

October 23, 2002

We, as members of management of Chevy Chase Bank, F.S.B., (the
Company) are responsible for establishing and maintaining effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by Chevy Chase Auto Receivables Trusts Series 2000-1, 2000-2, 2001-1, 2001-2 and 2001-3 (collectively referred to as the "Trusts" herein). Internal control is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable monthly Servicer's Certificates. Internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Because of inherent limitations in any internal control, no matter how well-designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts can provide only reasonable assurance with respect to the monthly Servicer's Certificates preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

The Company assessed its internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts as of September 30, 2002 based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the Company maintained effective internal control over the preparation of monthly Servicer's Certificates relative to the servicing of automobile loan receivables owned by the Trusts as of September 30, 2002 based on the specified criteria.




  /s/  Stephen R. Halpin, Jr.         /s/ Mark A. Holles
Stephen R. Halpin, Jr.			Mark A. Holles
Executive Vice President and Chief 	Group Vice President
Financial Officer

 /s/  Joel A. Friedman                /s/  Thomas E. Uglietta
Joel A. Friedman			Thomas E. Uglietta
Senior Vice President and Controller 	Vice President